EXHIBIT 99.1

Suncor Energy Inc. Extractive Sector Transparency Measures Act Report for the reporting year January 1, 2016 to December 31, 2016

Schedule 1

STATEMENT UNDER THE ACT RESPECTING TRANSPARENCY MEASURES IN THE MINING, OIL AND GAS INDUSTRIES
(s.1)

Fiscal year covered by the statement: from Jan 1, 2016 to Dec 31, 2016

Name of the entity filing the statement: Suncor Energy Inc.

Name(s) of the subsidiary or subsidiaries for which the entity files the statement, where applicable:

-     Fort Hills Energy Ltd. Partnership

-     Petro-Canada Terra Nova Partnership

-     Petro-Canada Hibernia Partnership

-     Petro-Canada Hebron Partnership

-     Canadian Oil Sands Partnership

-     Suncor Energy Oil Sands Limited Partnership

-     Suncor Energy Offshore Exploration Partnership

-     Suncor Energy Ventures Partnership

Certificate

I certify that I have examined the information contained in the statement of the Suncor Energy Inc. and the subsidiaries listed above for the fiscal year that began on Jan 1, 2016 and ended on Dec 31, 2016. To my knowledge and having exercised due diligence, the information contained in the statement is, in all material respect for the purposes of the Act, true, accurate and complete.

Full name of the officer or director: Alister Cowan

Title of position: Executive Vice President & Chief Financial Officer

Date: September 27, 2017

“Alister Cowan”

Alister Cowan

Executive Vice President and Chief Financial Officer

Extractive Sector Transparency Measures Act Report

Reporting Year	From: 1/1/2016 To: 12/31/2016

Reporting Entity Name	Suncor Energy Inc.

Reporting Entity ESTMA Identification Number	E405435

Subsidiary Reporting Entities (if necessary)	Fort Hills Energy Limited Partnership: E991999
Petro-Canada Terra Nova Partnership: E368056
Petro-Canada Hibernia Partnership: E014222
Petro-Canada Hebron Partnership: E294659
Canadian Oil Sands Partnership: E984046
Suncor Energy Oil Sands Limited Partnership: E761283
Suncor Energy Offshore Exploration Partnership: E718793
Suncor Energy Ventures Partnership: E895970

Attestation: Please check one of the the boxes below and provide the required information

☑    Attestation ( by Reporting Entity)

In accordance with the requirements of the ESTMA, and in particular section 9 thereof, I attest I have reviewed the information contained in the ESTMA report for the entities listed above.  Based on my knowledge, and having exercised reasonable diligence, the information in the ESTMA report is true, accurate and complete in all material respects for the purposes of the Act, for the reporting year listed above.

☐    Attestation (through independent audit)

In accordance with the requirements of the ESTMA, and in particular section 9 thereof, I attest that I engaged an independent auditor to undertake an audit of the ESTMA report for the entity(ies) and reporting year  listed above.   Such an audit was conducted in accordance with the Technical Reporting Specifications issued by Natural Resources Canada for independent attestation of ESTMA reports.

The auditor expressed an unmodified opinion, dated [ENTER DATE: YYYY-MM-DD], on the ESTMA report for the entity(ies) and period listed above.

The independent auditor’s report can be found at [INSERT WEBLINK TO AUDIT OPINION POSTED ONLINE – link should be on same page as report link]

Director or Officer of Reporting Entity Full Name:	Alister Cowan	Date:	5/26/2017

Position Title:	Executive Vice President and Chief Financial Officer

Extractive Sector Transparency Measures Act - Annual Report

Reporting Year	From: 1/1/2016 To: 12/31/2016

Reporting Entity Name	Suncor Energy Inc.

Reporting Entity ESTMA Identification Number	E405435

Subsidiary Reporting Entities (if necessary)

Fort Hills Energy Limited Partnership: E991999

Petro-Canada Terra Nova Partnership: E368056

Petro-Canada Hibernia Partnership: E014222

Petro-Canada Hebron Partnership: E294659

Canadian Oil Sands Partnership: E984046

Suncor Energy Oil Sands Limited Partnership: E761283

Suncor Energy Offshore Exploration Partnership: E718793

Suncor Energy Ventures Partnership: E895970

Payments by Payee

Country	Payee Name	Taxes	Royalties	Fees	Production Entitlements	Bonuses	Dividends	Infrastructure Improvement Payments	Total Amount paid to Payee	Notes
Canada	Municipality of Wood Buffalo (Alberta)	110,060,000							110,060,000
Canada	Newfoundland Exchequer		84,580,000	31,550,000					116,130,000	Includes royalties paid in relation to the Hibernia Base project.
Canada	Receiver General For Canada		122,660,000	130,000					122,790,000

Includes royalties that are remitted directly to the Canadian federal government that are then sent to the Government of Newfoundland and Labrador for the Terra Nova, White Rose and Hibernia Extension projects.

Canada	Government of Alberta	580,000	49,660,000	11,620,000					61,860,000
Canada	Industry Canada (Federal)			440,000					440,000
Canada	Canada Revenue Agency	2,050,000							2,050,000
Canada	Canada Newfoundland and Labrador Offshore Petroleum Board			3,120,000					3,120,000
Canada	Government of British Columbia	160,000	210,000	260,000					630,000
Canada	Government of Quebec	3,050,000							3,050,000
United Kingdom of Great Britain and Northern Ireland	Her Majesty’s Revenue and Customs Cumbernauld	322,100,000							322,100,000	Translated using the financial year end foreign exchange rate: 1 GBP : 1.6564 CAD.
Libya	National Oil Corporation	16,110,000	12,080,000			1,300,000			29,490,000

Bonuses include social development payments as required by certain Exploration and Production Sharing Agreements in Libya.
Translated using the financial year end foreign exchange rates: 1 USD : 1.3427 CAD and 1 EUR : 1.4169 CAD.

Mexico	Mexico National Hydrocarbon Commission			3,280,000					3,280,000	Translated using the payment date foreign exchange rate: 1 MXN : 0.0753 CAD.
Norway	The Norwegian Petroleum Directorate			1,370,000					1,370,000	Translated using the financial year end foreign exchange rate: 1 NOK : 0.1559 CAD.
Total		454,110,000	269,190,000	51,770,000	–	1,300,000	–	–	776,370,000

Notes:

All payments are reported in Canadian dollars.

All amounts have been rounded to the nearest $10,000 CAD

Extractive Sector Transparency Measures Act - Annual Report

Reporting Year	From: 1/1/2016 To: 12/31/2016

Reporting Entity Name	Suncor Energy Inc.

Reporting Entity ESTMA Identification Number	E405435

Subsidiary Reporting Entities (if necessary)

Fort Hills Energy Limited Partnership: E991999

Petro-Canada Terra Nova Partnership: E368056

Petro-Canada Hibernia Partnership: E014222

Petro-Canada Hebron Partnership: E294659

Canadian Oil Sands Partnership: E984046

Suncor Energy Oil Sands Limited Partnership: E761283

Suncor Energy Offshore Exploration Partnership: E718793

Suncor Energy Ventures Partnership: E895970

Payments by Project

Country	Project Name	Taxes	Royalties	Fees	Production Entitlements	Bonuses	Dividends	Infrastructure Improvement Payments	Total Amount paid by Project	Notes
Canada	Hibernia		106,920,000						106,920,000	Hibernia Base and Extension projects have been combined for the purposes of this report.
Canada	Hebron			31,550,000					31,550,000
Canada	Base Mine	42,240,000	27,430,000	2,660,000					72,330,000
Canada	Firebag	58,890,000	17,890,000	3,460,000					80,240,000
Canada	Terra Nova		50,120,000	3,120,000					53,240,000
Canada	White Rose		50,200,000						50,200,000
Canada	MacKay River	5,010,000	2,770,000	1,030,000					8,810,000
Canada	Other	170,000	1,780,000	4,510,000					6,460,000	Includes Emerging properties in the Oil Sands business unit (Meadow creek, Dover, Lewis, and Voyager south) and North America Onshore in the Exploration and Production business unit.
Canada	Fort Hills	3,910,000		790,000					4,700,000
United Kingdom of Great Britain and Northern Ireland	Buzzard	255,320,000							255,320,000	Translated using the financial year end foreign exchange rate: 1 GBP : 1.6564 CAD.
United Kingdom of Great Britain and Northern Ireland	GEAD	66,780,000							66,780,000	Translated using the financial year end foreign exchange rate: 1 GBP : 1.6564 CAD.
Mexico	Mexico			3,280,000					3,280,000	Translated using the payment date foreign exchange rate: 1 MXN : 0.0753 CAD.
Libya	Libya Exploration and Evaluation	16,110,000	12,080,000			1,300,000			29,490,000

Bonuses include social development payments as required by certain Exploration and Production Sharing Agreements in Libya. Translated using the financial year end foreign exchange rates: 1 USD : 1.3427 CAD and 1 EUR : 1.4169 CAD.

Norway	Beta			1,370,000					1,370,000	Translated using the financial year end foreign exchange rate: 1 NOK : 0.1559 CAD.
Total		448,430,000	269,190,000	51,770,000	-	1,300,000	-	-	770,690,000

Notes:

All payments are reported in Canadian dollars.

All amounts have been rounded to the nearest $10,000 CAD